TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

04 MAR 23 AM 7:21

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
: 80300 ZİNCİRLİKUYU / İSTANBUL
✉ : P.K. 115 80622 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ÇEKİRGE 846 000 0422

FABRİKA : YALOVA YOLU 10. Km
: (16369) BURSA
✉ : P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
Tic. Sic. No : 100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

04010807

File No. 82-3699

22.03.2004

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

SUPPL 2065

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

TOFAŞ Türk Otomobil Fabrikası A.Ş.

Enclosure:

1. *Board decisions 2004/1-5*
2. *Communiqué filed with the Istanbul Stock Exchange*

dlo 3/25

04 MAR 23 AM 7:21

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 26.01.2004
Number of the Decision	: 2004/1
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT :

About the assignment to the CEO (Chief Executive Officer) of our Company.

The Board of Directors of our Company has conducted a meeting to discuss the proposal of FIAT Auto S.p.A. for appointment in place of Mr. Antonio BENE, the former Company CEO, who has been appointed for another position.

The proposal has been approved and it has been decided that Mr. Diego AVESANI be appointed as the CEO as of 01.02.2004 in place of Mr. Antonio BENE, who has had the post of the CEO since 01.04.2002. The Board of Directors has offered its gratitude to Mr. Antonio BENE for all his successful performance throughout his term of office.

It is also resolved that Mr. Diego AVESANI, appointed as the Company CEO, is authorized to represent and bind the Company as a First Degree Signatory pursuant to relevant regulations and in accordance with the Circular of Signatures Number 20 of our Company.

MUSTAFA V. KOÇ
Chairman

JAN NAHUM
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

İ. AYDIN ÇUBUKÇU
Member

EZIO BARRA
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

04 MAR 23 AM 7:21

TOFAŞ
TÜRK OTOMOBİL FABRİKASI
ANONİM ŞİRKETİ
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 30.01.2004
Number of the Decision	: 2004/2
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT:

The establishment and operation of a Branch Office in ODTÜ-Teknokent Zone on behalf of TOFAŞ Türk Otomobil Fabrikası A.Ş..

Mr. F.Bülent Özaydınlı, Member of the Board of Directors of our Company, has proposed that a branch be established to operate in ODTÜ-Teknokent Technology Development Zone within the framework of R&D and R&D related activities of our Company, and that a resolution containing the following items concerning the activities of the branch be adopted .

Accordingly, having considered the proposal, it is resolved that,

1- a branch, located at ODTÜ-Teknokent - Teknoloji Geliştirme Bölgesi, 06531 - ODTÜ Yerleşkesi / Ankara, will be established and that branch will operate under the name of "TOFAŞ Türk Otomobil Fabrikası A.Ş. ODTÜ-Teknokent Branch",
2- a capital of TL 10.000.000.000 will be allocated for the said branch,
3- Mr. Evren Anık will represent and bind upon our ODTÜ-Teknokent Branch,

and the Company Management is authorized to carry out the necessary proceedings.

MUSTAFA V. KOÇ
Chairman

JAN NAHUM
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

İ. AYDIN ÇUBUKÇU
Member

EZIO BARRA
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

04 MAR 23 AM 7:21

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 30.01.2004

Number of the Decision : 2004/3

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT :

About Notification of CMB, Volume XI, No: 25

It is hereby resolved to issue the financial statements of our Company as of 31.12.2003 in accordance with the International Financial Reporting Standards (IFRS) pursuant to Notification of Capital Market Board (CMB), Volume XI, No: 25, on "Accounting Standards in Capital Market".

MUSTAFA V. KOÇ
Chairman

JAN NAHUM
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

İ. AYDIN ÇUBUKÇU
Member

EZIO BARRA
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 02.03.2004

Number of the Decision : 2004/ 4

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT :

Determination of the location, date, time and Agenda of the Ordinary Meeting of the General Assembly.

The Member of the Board of Directors Mr. F. Bülent Özaydınlı proposed that the items of agenda be discussed and that appropriate resolutions be passed with respect thereto. Thus, the Board of Directors discussed and resolved on the following matters.

For a discussion of the below given agenda, it has been decided to convene the annual Ordinary General Assembly Meeting of Tofaş Türk Otomobil Fabrikası A.Ş. on Tuesday, 13 April 2004 at 11.30 hours, in Divan Hotel located at Cumhuriyet Caddesi No: 2 Taksim-İstanbul, as determined by the previous resolution passed by the Board of Directors to effect the convention ceremony according to the applicable procedures, and to therefore prepare the Balance Sheets and Income Statements as well as the Board of Directors' Report that will be submitted to the General Assembly's approval, to present them to next meeting of the Board of Directors for a preliminary discussion, and to keep such Board of Directors Report, Balance Sheets, Income Statements and Auditing Reports in Company Headquarters for a period of 15 days prior to the General Assembly Meeting for inspection by the Shareholders.

36th ORDINARY GENERAL ASSEMBLY OF
TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ
DATED 13 APRIL 2004
AGENDA OF THE MEETING

1. Opening and election of the Chairmanship Council,

2. Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2003 operations and accounts; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2003 Balance Sheets and Income Statements,

3. Approval of replacement of the Board of Directors during the year under the Article 315 of Turkish Commercial Code,

4. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2003,

5. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2003's income,

6. Re-election or replacement of the Auditors whose terms of office have expired,

7. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,

8. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,

9. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members, officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,

10. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,

11. Wishes and Opinions.

MUSTAFA V. KOÇ
Chairman

JAN NAHUM
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

İ. AYDIN ÇUBUKÇU
Member

EZIO BARRA
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

04 MAR 23 AM 7:21

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 03.03.2004
Number of the Decision	: 2004/5
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ. Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Ezio BARRA	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

AGENDA :

1- Transfer of registered shares of Mrs. D. Sevgi Gönül, the deceased.
2- Amendment to article of Agenda of the Ordinary Meeting of the General Assembly.

Our Member of the Board of Directors Mr. F. Bülent Özaydınlı proposed that the items of agenda be discussed and that appropriate resolutions be passed with respect thereto. Thus, the Board of Directors discussed and resolved on the following matters.

1- It is discussed to transfer the Group A registered shares of Mrs. D. Sevgi Gönül to the shareholders within the same group due to her decease. It is resolved that the nominal shares of Mrs. D. Sevgi Gönül, the deceased, totaling to TL 262.359.490.000- as shown on the Shareholders Stock Register will be cancelled and transferred to her successors as registered Group A shares as shown below; the shares will be duly issued, distributed and recorded in the Company Stock Register.

Shareholders' Name Surname	Nominal Total(TL)
Mustafa V. KOÇ	87.453.165.000-
M. Ömer KOÇ	87.453.165.000-
Y. Ali KOÇ	87.453.160.000-
Total	262.359.490.000-

2- It is resolved to amend the article 2 of the Agenda of the Ordinary Shareholders' General Assembly Meeting to be held on 13.04.2004 as follows in accordance with the notifications of CMB, and promulgate accordingly.

"Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2003 operations and accounts; informing the General Meeting on the donations and grants given to foundations and associations by the Company for social support purposes in 2003; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2003 Balance Sheets and Income Statements,"

MUSTAFA V. KOÇ
Chairman

JAN NAHUM
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

İ. AYDIN ÇUBUKÇU
Member

EZIO BARRA
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

04 MAR 23 AM 7:21

ISTANBUL STOCK
EXCHANGE MARKET
CHAIRMANSHIP
Emirgan 34467 Istanbul

03.03.2004

RE: Announcement made pursuant to Notification Volume VIII No: 39 of the Capital Market Board on Disclosure of Special Cases to Public.

SUBJECT: About the Decisions on the date, venue, time and Agenda of the Ordinary General Meeting of our Company and transfer of shares of Mrs. D. Sevgi Gönül, the deceased shareholder in our Company.

The venue, time and Agenda of the 36th Shareholders' General Meeting to be held on **April 13th, 2004** are determined according to the Decision 2004/04 of the Board of Directors of our Company. Furthermore, 2nd article of the General Meeting Agenda is amended according to the Decision 2004/5 the Board of Directors of our Company, which also introduced the decision on the transfer of shares of Mrs. D. Sevgi Gönül, the deceased shareholder in our Company to her successors.

In this context, our Shareholders' General Meeting will be held in Divan Hotel/Istanbul on the said date at 11:30 to discuss and resolve on the attached Agenda.

Invitations to our Ordinary General Meeting will be promulgated on Milliyet and Sabah newspapers and submitted to your Chairmanship within the legal period.

Please find copies of the said Decisions of the Board of Directors and the Meeting Agenda in the attachment.

We hereby confirm that the above statements comply with the provisions of the relevant Notification, accurately reflect information and entered accurately in our records and declare that we assume full responsibility for the statements given.

Yours Sincerely,

Selçuk ÖNCER	**Nezih OLCAY**
Accounting	External Affairs
Director	Group Director

AS

INVITATION TO THE ORDINARY GENERAL MEETING OF TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

The Ordinary Shareholders' General Meeting of our Company will be held in the meeting halls of **Divan Hotel** at Cumhuriyet Caddesi No:2 Elmadağ / Taksim - İstanbul on **April 13th, 2004** at **11:30** to discuss and resolve on the following Agenda.
We hereby kindly request our Shareholders willing to participate in the said Meeting to receive the Participation Certificates that will serve as pass cards within at least one week prior to the Meeting and participate in the General Meeting personally or by proxy. Our Shareholders that will not participate in the Meeting personally are required to issue their powers of attorney according to the following sample, fulfill the obligations stated in the Notification Vol. IV No: 8 of the Capital Market Board, notarize their signatures and submit to our Company along with share blockage certificates.

Our Shareholders may receive their participation certificates by either submitting their shares to our Head Office or deposit to a Bank or an Intermediary Firm, in which case they will be given their participation certificates serving as pass cards by our Company against a document to be obtained from the concerning Bank or Takasbank A.Ş. showing the value, quantity and serial number of the shares received and deposited. Shareholders that fail to receive participation certificates are legally not allowed to participate in the meeting. Board of Directors' Report, Board of Auditors' Report, Independent External Auditing Report, the Balance Sheet and Financial Statements as of the activity year 2003 will be made available in our Head Office for examination by our Shareholders within the legal period prior to the Meeting.

Yours Sincerely,

BOARD OF DIRECTORS

HEAD OFFICE ADDRESS:
Büyükdere Cad. Tofaş Han No:145
Zincirlikuyu 80300 Levent - Istanbul
Tel: (0.212) 275 33 90 / (0.212) 275 39 88

36th ORDINARY GENERAL ASSEMBLY OF
TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ
DATED 13 APRIL 2004
AGENDA OF THE MEETING

1. Opening and election of the Chairmanship Council,

2. Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2003 operations and accounts; informing the General Meeting on the donations and grants given to foundations and associations by the Company for social support purposes in 2003; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2003 Balance Sheets and Income Statements,

3. Approval of replacement of the Board of Directors during the year under the Article 315 of Turkish Commercial Code,

4. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2003,

5. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2003's income,

6. Re-election or replacement of the Auditors whose terms of office have expired,

7. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,

8. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,

9. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members, officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,

10. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,

11. Wishes and Opinions.